
October 25, 2012

Via E-mail
Roger J. Wood
President and Chief Executive Officer
Dana Holding Corporation
3939 Technology Drive
Maumee, OH 43537

> **Re:** **Dana Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-01063**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Sources and Availability of Raw Materials, page 4

1. We note your disclosure that you are dependent on single-source suppliers for some components of your products. In future filings, please include a chart or similar graphical presentation section identifying the single source supplier(s) and the components referenced in this section.

Item 1A. Risk Factors, page 6

We may be adversely impacted by new laws, regulations or policies, page 7

2. We note the MD&A disclosure in your Form 10-Q for the quarter ended June 30, 2012 that commercial vehicle sales in Brazil have contracted during 2012, generally attributed

to the introduction of new engine emissions standards. In future filings, please update this risk factor to describe the specific risks relating to emissions standards in Brazil and other major international markets, including a discussion of any anticipated material effects of the new standards on your production and sales in Brazil.

Item 7. Management's Discussion and Analysis, page 14

Sales Earnings and Cash Flow Outlook, page 18

3. You state in your discussion of cost of sales on page 20 that material commodity prices increased in 2011. In future filings, please quantify the impact of increased commodity prices and other material factors that are responsible for changes in your cost of sales. Please also include a discussion and analysis of all known trends or uncertainties regarding material commodity pricing and an assessment of the effectiveness of your efforts to recover increased material costs through contract renegotiation and pass-through arrangements to the extent material to your results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief